December 31, 2014
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide VLI Separate Account - 4 Nationwide Life Insurance Company Post-Effective Amendment No. 10 (File No. 333-169879) CIK Number: 0001041357
Attn: Ms. Naseem Nixon
Dear Ms. Nixon:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account - 4 (the "Variable Account"), which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On October 29, 2014, Nationwide filed Post-Effective Amendment No. 10 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 10 on December 10, 2014. The revisions in this correspondence filing are as a result of our December 10, 2014 oral comments.
1.	Confirm that all blank or bracketed information as well as required exhibits will be included in the subsequent post-effective amendment for this registration statement.
Response. Nationwide confirms that all missing information and exhibits will be included in the subsequent Post-Effective Amendment for this registration statement.
2.	For better clarity, please include an introduction to the supplement that describes the long term care rider.
Response. The introduction at the beginning of the supplement will be revised and expanded as follows:
On _______, 2015, or the date of state approval (whichever is later), policy owners will have the option of applying for a Long-Term Care Rider.
The benefit associated with the Long-Term Care Rider is that, upon the Insured meeting certain eligibility requirements, the policy owner is paid a monthly benefit to assist with the expenses associated with Qualified Long-Term Care Services, which include, but are not limited to, long-term care facility stay(s), home health care services, and adult day care services. Benefit payments represent an advance of a portion of the Base Policy Specified Amount (Total Specified Amount if the Supplemental Insurance Rider is elected and In Force) which will ultimately reduce the Cash Surrender Value and Death Benefit. A monthly Long-Term Care Rider charge is deducted from the Cash Value if this Rider is elected.
As a result of the addition of the Long-Term Care Rider option, the following changes apply to the prospectus:
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

3.	Please clarify what the effective date is pertaining to at the end of the limitations section of paragraph nine.
Response. The effective date referenced at the end of the limitations section of paragraph nine pertains to the effective date of the Long-Term Care Rider. Accordingly, the words "effective date" in that sentence will be replaced with "Long-Term Care Rider effective date."
4.	Please review item ten of the supplement and correct cross-reference if necessary.
Response. Nationwide confirms that item ten of the supplement should reference the second, not the first, sentence of the first paragraph of the Reinstatement subsection of the Lapse section. Accordingly, the words "first sentence" in item ten are replaced with "second sentence."
In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at 614-677-3325 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ Bradley A. Strickling
Bradley A. Strickling
Senior Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies